Exhibit 21

LIST OF SUBSIDIARIES

Company Name	Place/Date of Incorporation	Issued Capital	Principal Activities
Noble Vici Private Limited	Republic of Singapore	1,000,001 shares at US$0.20 per share	Holding Company
Noble Infotech Applications Private Limited	Republic of Singapore	1 share at US$1.00 per share	Development of software for interactive digital media and software consultancy
VenVici Private Limited	Republic of Singapore	100,000 shares at US$1.00 per share	Business and management consultancy services on e-commerce service
VenVici Limited	Republic of Seychelles	50,000 shares at US$1.00 per share	Business and management consultancy services on e-commerce service
Ventrepreneur (SG) Private Limited	Republic of Singapore	10,000 shares at US$1 per share	Online retailing